Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Media Corporation:

We consent to the incorporation by reference in the registration statement on this Form S-3 of our reports dated February 26, 2016, with respect to the consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2015,  and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of the Company.

Our report on the consolidated financial statements refers to a change in the classification of deferred taxes.

/s/ KPMG LLP

Denver, Colorado
May 18, 2016